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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  29549

FORM 12b-25

SEC FILE NUMBER 000-32663
CUSIP NUMBER

NOTIFICATION OF LATE FILING

(Check One):[ ]Form 10-K [ ]Form 20-F [ ]Form 11-K [X]Form 10-Q [ ]Form N-SAR

For Period Ended: December 31, 2002

             [ ] Transition Report on Form 10-K

             [ ] Transition Report on Form 20-F

             [ ] Transition Report on Form 11-K

             [ ] Transition Report on Form 10-Q

              [ ] Transition Report on Form N-SAR

For the Transition Period Ended: __________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing  checked above, identify the Item(s) to which the notification relates:_________________________________

PART 1 – REGISTRANT INFORMATION

BIOMASSE INTERNATIONAL, INC.

_______________________________________________________________________________

Full Name of Registrant

4720, BOULEVARD ROYAL, SUITE 103

_______________________________________________________________________________

Address of Principal Executive Office (Street and Number)

TROIS-RIVIERES-OUEST, QUEBEC, CANADA G9A 4N1

_______________________________________________________________________________

City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the  registrant seeks relief  pursuant  to Rule  12b-25(b),  the  following should be completed.  (Check box if appropriate)

          (a)  The reasons described  in reasonable detail in  Part III of this form could not  be  eliminated without  unreasonable  effort  or expense;

[X]       (b)  The subject annual report, semi-annual report, transition report report, on Form 10-K,  Form 20-F,  11-K,  Form N-SAR, or portion thereof will be  filed on or  before the  fifteenth calendar day following  the  prescribed due date;  or the  subject  quarterly report on Form 10-Q, or  portion there  of will  be filed  on or before the fifth calendar day  following the prescribed due day;

               and

          (c)  The accountant’s  statement or  other exhibit  required  by Rule

               12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail  the reasons why Forms 10-K, 20-F, 11-K, 10-Q,

N-SAR, or the transition report portion thereof,  could not be filed within the prescribed time period.  (Attach Extra Sheets if Needed)

Financial statements have not yet been completed by the Company's accountants.

The accountant indicates the completed statements should be available within the extension period to allow for timely filing.

PART IV -- OTHER INFORMATION

(1)  Name and telephone number of person to contact regarding this notification:

               Richard Verdiramo                 (201)          217-4137     ______________________________________   ___________  ____________________

                    (Name)                    (Area Code)    (Telephone Number)

(2)  Have all other periodic reports required under  Section 13 or 15(d) of the

     Securities  Exchange Act of  1934 or Section 30 of  the Investment Company

     Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

     If answer is no, identify report(s).  [X] Yes  [ ] No

     __________________________________________________________________________

(3)  Is it anticipated that  any significant  change in  results of  operations from the corresponding period for  the last fiscal year would be reflected by the earnings statements to be included in the subject report or portion

     thereof?  [ ] Yes    [X] No

     If so, attach an explanation of the anticipated  change, both  narratively

     and  quantitatively,  and,   if  appropriate,  state  the  reasons  why  a

     reasonable estimate of the results cannot be made.

BIOMASSE INTERNATIONAL, INC.

_______________________________________________________________________________

(Name of Registrant as Specified in Charter)

has  caused this  notification to be signed  on its behalf  by the  undersigned hereunto duly authorized.

          Feb. 14, 2003              /s/ Jean Gagnon, Vice President, CFO

Date: ____________________  By:________________________________________________

INSTRUCTION: The form may be signed by an executive  officer of  the registrant of by any  other duly  authorized  representative.  The name  and title  of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative

(other than an executive officer),  evidence of the representative's  authority to sign on behalf of the registrant shall be filed with the form.

                        ATTENTION

International misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17CFR 240.12b-25) of the General Rules

   and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four  conformed copies of  this form and  amendments thereto  must be  completed and  filed  with  the  Securities  and  Exchange

   Commission,  Washington,  D.C. 20549,  in accordance  with Rule 0-3  of  the

   General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A  manually signed  copy of the  form and amendments thereto  shall be filed with each national securities exchange on  which any  class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on  form 12b-25 but  need not restate information that has  been correctly  furnished.  The form shall be clearly identified as an amended notification.

5. Electronic filers.  This form shall not be used by electronic filers  unable to timely  file a  report  solely  due to  electronic  difficulties.  Filers unable  to  submit  a  report  within  the  time  period  prescribed  due to difficulties in  electronic  filing  should comply  with either  Rule 201 or

   Rule 202 of Regulation  S-T (§232.201 or §232.202 of this chapter)  or apply for an adjustment  in filing  date pursuant to Rule 13(b)  of Regulation S-T

   (§232.13(b) of this Chapter).